PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

19th December 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06019477

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 7th December
- 7th December
- 11th December
- 14th December
- 15th December
- 15th December
- 18th December

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

RECEIVED
2006 DEC 22 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

Dew 1/3

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

7th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Deutsche Bank AG that its holdings in the Company, together with its subsidiary companies, have increased to 4,728,328 Ordinary shares of £0.01 each in the Company, representing 5.83% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

7th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Merrill Lynch and Co. Inc. that its holdings in the Company, together with the holdings of companies in the Merrill Lynch Group Inc., have increased to 8,975,504 Ordinary shares of £0.01 each in the Company, representing 11.06% of the total issued share capital of the Company. Of this holding, 8,016,213 Ordinary shares, representing 9.88% of the total issued share capital of the Company, are held by Black Rock Inc., an asset management company in which Merrill Lynch & Co. Inc owns 49.8% of the common stock.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

11th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Deutsche Bank AG that its holdings in the Company, together with its subsidiary companies, have decreased to 3,497,232 Ordinary shares of £0.01 each in the Company, representing 4.31% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

Meeting with Rosprirodnadzor

14th December 2006

Peter Hambro Mining welcomes the clarification achieved at the meeting between company executives and Rosprirodnasor officials, including Mr Oleg Mitvol, in Moscow.

The agency's position is clearly set out in its press release and the company welcomes this. A translation is attached but the company takes no responsibility for the accuracy of the translation.

In the meeting Mr Mitvol clearly refuted media speculation that his inspection formed part of an attack on western investment.

Translation of Rosprirodnasor statement

"On 14 December 2006 Rosprirodnadzor senior officials had a meeting with Peter Hambro Mining managers

Negotiations were attended by Deputy head of Rosprirodnadzor Oleg Mitvol, head of department of control over use of mineral resources Yaroslav Vassilyev, Peter Hambro Mining Chairman Peter Hambro, his deputy Pavel Maslovsky.

In response to Peter Hambro's statement concerning publications in Western media on an alleged political pressure on foreign companies in Russia and an intention to withdraw their assets, Mitvol replied that this couldn't be further from the truth. According to him, these were political speculations. "Rosprirodnadzor's inspections are in no way related to politics, inspectors do their work, exercise government control over use of mineral resources", he stressed. "Once again, I am urging foreign investors to comply with regulations of environmental protection and rational use of mineral resources, then there won't be any problems with controlling bodies."

Maslovsky in his turn noted that in the near future the company would take all remedial efforts to take care of the violations found in fields developed by Yamalzoloto. Representatives of Peter Hambro Mining expressed willingness to voluntarily hand over the license to another entity if the company fails to timely meet all the terms of the license to develop Novogodnee-Monto field.

Rosprirodnadzor is currently doing a comprehensive inspection of compliance with terms of licenses issued to Peter Hambro Mining for exploration and development of gold, titanium and magnesium ore, chrome and other metals. Peter Hambro Mining will complete inspection of compliance with license terms before end of December 2006.

According to preliminary data, no material violations of laws or license terms have been discovered, according to Ministry of Natural Resources press service. In particular, in the course of inspections of Peter Hambro Mining subsidiaries in Amur region, geological prospecting company Victoria and Porkovsky Rundik, Rosprirodnadzor inspectors have not recorded any facts of laws violation.

Source: Press Service of the RF Ministry of Natural Resources "

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell/Maria Suleymanova	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

15th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Eastbourne Capital Management, L.L.C. that its holdings in the Company have increased to 8,859,843 Ordinary shares of £0.01 each, representing 10.92% of the total issued share capital of the Company. Of this holding, 5,831,586 Ordinary shares of £0.01 each are held by Black Bear Offshore Master Fund L.P., representing 7.19% of the total issued share capital of the Company and 2,698,900 Ordinary shares of £0.01 each are held by Black Bear Fund I L.P., representing 3.33% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

15th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification from AEGON UK plc Group of Companies that it no longer holds a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

18th December 2006

Total Voting Rights and Share Capital

In conformity with the Transparency Directive's transitional provision 6, Peter Hambro Mining Plc is required to notify the market of the following:

Peter Hambro Mining Plc's issued share capital consists of 81,155,052 ordinary shares with a nominal value of £0.01 pence each, with voting rights. Peter Hambro Mining Plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Peter Hambro Mining Plc is 81,155,052.

The above figure of 81,155,052 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Peter Hambro Mining Plc under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620